UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             3D SYSTEMS CORPORATION
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    88554D205
                                 (CUSIP Number)


                             G. WALTER LOEWENBAUM II
                                1708 WINDSOR ROAD
                               AUSTIN, TEXAS 78703
                                 (512) 474-5857
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                              JULIE M. KAUFER, ESQ.
                       AKIN GUMP STRAUSS HAUER & FELD LLP
                       2029 CENTURY PARK EAST, SUITE 2400
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 229-1000


                                   MAY 5, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13D


CUSIP NO. 88554D205                                         PAGE 2 OF 5  PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             G. WALTER LOEWENBAUM II
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              1,305,013

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              1,305,013

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,305,013
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 3 of 5 Pages


     This Amendment No. 1 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by G. Walter Loewenbaum II and refers only to information which has materially changed since the filing of the
Schedule 13D by Mr. Loewenbaum on May 22, 1997. The items identified below, or the particular paragraphs of such items which are identified below, are amended to add the information as set forth below.


ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by G. Walter Loewenbaum II. Mr. Loewenbaum is Managing Director of LeCorgne Loewenbaum LLC, an investment banking firm whose address is 1100 Poydras Street, Suite 1750, New Orleans, Louisiana 70163.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purchase reported in this statement was acquired with the personal funds of Mr. Loewenbaum.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Loewenbaum acquired the shares for investment purposes. Mr. Loewenbaum does not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Loewenbaum may acquire additional shares of common stock, par value $0.001 per share (the "COMMON Stock"), of 3D Systems Corporation (the "ISSUER") in open market transactions or otherwise. Any decision of Mr. Loewenbaum either to purchase additional shares of Common Stock or to dispose of any shares will take into account various factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) As of the date of the filing of this statement, Mr. Loewenbaum, in the aggregate, beneficially owns 1,305,013 shares of the Common Stock, which is approximately 8.5% of the shares of the Common Stock believed to be outstanding. These shares are held by Mr. Loewenbaum with sole voting and dispositive power.

     (c) Effective as of May 5, 2003, Mr. Loewenbaum purchased from the Issuer in a private placement transaction 208,334 shares of the Issuer's Series B Convertible Preferred Stock, par value $0.001 per share (the "PREFERRED SHARES"), at $6.00 per share, for an aggregate purchase price of $1,250,004 pursuant to a Securities Purchase Agreement (the "SECURITIES PURCHASE AGREEMENT"). Each Preferred Share is convertible at any time after issuance into the number of shares of Common Stock as is determined by dividing (i) the amount of the liquidation preference of the Preferred Share on the date the certificate representing the Preferred Share is surrendered for conversion by (ii) $6.00 (subject to adjustment as set forth in the Certificate of Designations). The liquidation preference of each Preferred Share is equal to the sum of $6.00 and an amount equal to all accrued or declared but unpaid dividends on the Preferred Share. Each Preferred Share accrues cash dividends at the rate of 8% per share per annum (subject to adjustment), which is cumulative to the extent it is not declared and paid. Pursuant to the Securities Purchase Agreement, the Issuer agreed to file a registration statement with the Securities and Exchange Commission with respect to the shares of Common Stock issuable upon conversion of the Preferred Shares.

     (d) Not applicable.

     (e) Not applicable.

                                                            Page 4 of 5 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the Securities Purchase Agreement and except as set forth in Mr. Loewenbaum's initial filing on Schedule 13D, Mr. Loewenbaum does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                                            Page 5 of 5 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 9, 2003                             G. WALTER LOEWENBAUM II


                                            By: /s/ G. Walter Loewenbaum II
                                                -----------------------------
                                                G. Walter Loewenbaum II